November 9, 2007

Christian N. Windsor

United States Securities and Exchange Commission

Mail Stop 4563

450 5th Street

Washington, D.C. 20549

RE:   The South Financial Group, Inc.

Definitive 14A

Filed March 19, 2007

File No. 00-15083

Dear Mr. Windsor:

This letter is provided in response to the letter of the United States Securities and Exchange Commission (the “Commission”) dated September 26, 2007 sent with respect to the above referenced proxy statement (the “2007 Proxy Statement”).

For ease of reference, we have restated the numbered comment and immediately following the comment, provided our proposed response.

Executive Compensation, page 18

1.

The Compensation Discussion and Analysis is meant to be a narrative overview at the beginning of the compensation disclosure, putting into perspective the numbers in the tables that follow it. Please refer to the first paragraph of Section II(B)(1) of Release 33-8732. Accordingly, please move your Compensation Discussion and analysis to the beginning of your compensation section.

Response:

In response to the Commission’s comment, in our 2008 Proxy Statement, we will move the CD&A to the beginning of the Compensation section, as requested.

Supplemental Executive Retirement Plans, page 23

2.	Describe the material terms, including the benefit calculation terms, of the plans in the narrative discussion. Please refer to Item 402(h)(3) of Regulation S-K.

Christian N. Windsor

United States Securities and Exchange Commission

November 9, 2007

Response:

In response to the Commission’s comment, we would propose to amend the SERP disclosure in the Proxy Statement to include the additional, underlined language set forth below. Although the named executive officers will change, we would look to provide this type of disclosure for the new NEO’s.

TSFG maintains non-qualified Supplemental Executive Retirement Plans (“SERPs”) for certain executive officers. These plans provide salary continuation benefits after the participant reaches normal retirement age (age 65) or Early Retirement (age 55 and 7 years of service) and payments continue for up to 15 years depending on the distribution election option chosen. Distribution options are either in the form of a lump sum or monthly installments for five, ten or fifteen years and are adjusted from the normal retirement amount through a present value calculation. The actuarial equivalent present value is calculated by discounting the Normal Retirement payment stream for time value of money based on a discount factor equal to the Moody’s Aa Corporate Bond Rate reported on the preceding December 31.

The SERPs also provide limited benefits in the event of early termination or disability while employed by TSFG and full benefits to the officer’s beneficiaries in the event of the officer’s death. Participants are entitled to an Early Termination benefit prior to attaining Early Retirement.  Early Termination is equal to the vested portion of the accrual balance. The accrued balance vests 10% per year of service from the effective date of the agreement, up to 100%. In the event of termination due to disability prior to Early Retirement, the participant will be entitled to receive 100% of the accrual balance on the books as of the year-end prior to the termination date. However, if the participant has qualified under the Early Retirement definition, they are entitled to the Early Retirement benefit upon disability.

In the event of a change of control of TSFG as defined in the SERPs, the officers become 100% vested in the total benefit. A “change of control” occurs generally when any person or group acquires more than 50% of the combined voting power of TSFG's common stock (subject to limited exceptions), when a majority of the TSFG board is replaced during any 12-month period without the new appointments being approved by a majority of the incumbent directors or when TSFG’s stockholders approve a merger or consolidation in which the TSFG shareholders prior to the transaction do not continue to hold at least a majority of the voting power after consummation. TSFG has purchased life insurance policies on these officers in order to fund the payments required by the SERPs. However, the SERPs are unfunded plans, which means there are no specific assets set aside by TSFG in connection with the plans. The executive has no rights under the agreement beyond those of a general creditor of the bank. TSFG has currently entered into SERP contracts with approximately 14 active executives, five of whom are Named Executive Officers.

All benefits earned under the SERPs are calculated as a specified percentage of the annual average of the highest three fiscal years of compensation (defined as annual base salary and annual bonus) earned by the executive during the last ten fiscal years of employment. The SERP provides benefits that would otherwise be denied participants under a qualified retirement plan because of Internal Revenue Code limitations on qualified plan benefits, as well as additional benefits that serve to attract and retain high quality senior executive talent for the organization. The specified percentage for normal retirement benefits for most of the SERPs begin at 40% until the Executive has been employed five years, at which time it increases to 60%. The specified percentage for early retirement benefits generally begin at 30% upon reaching eligibility for early retirement, and increase by 3% per year until normal retirement, at which point it becomes 60%. The specified percentage for early retirement benefits for Mr. Terry at December 31, 2006 was 50%, and for Mr. DuBose at December 31, 2006 was 30%. The specified percentage for early retirement benefits for Mr. Whittle at December 31, 2006 was 59%, and will increase for Mr. Whittle to 60% in 2007.

Christian N. Windsor

United States Securities and Exchange Commission

November 9, 2007

TSFG does not have a formal policy of granting extra years of credited service, although in a minority of instances, an additional 5% vesting has been credited beyond what was otherwise mandated by the actual length of service.

Potential Payments Upon Change In Control, page 24

3.

You discuss a number of termination and change in control arrangements you have with the named executive officers and the various triggering scenarios described in this section and in the section beginning on page 35. Please describe and explain, in the Compensation Discussion and Analysis, how the Committee determined that the payment and benefit levels under these plans and arrangement were appropriate. See paragraphs (b)(1) and (j)(3) of Item 4002 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rational for decisions made in connection with these arrangements. For example, please discuss how the Committee determined that the 400,000 restricted stock units and the payment terms on the change in control agreements were consistent with your compensation philosophy.

Response:

In response to the Commission’s comment, in the future, in addition to the discussion of how the triggers were chosen that is included on page 42 of our 2007 proxy, we will describe how the Committee determined that the payment and benefit levels under the agreements were appropriate, and how they are consistent with our compensation philosophy. This disclosure may include specific discussion of peer company benchmarking and advice given by outside counsel to the Committee. To the extent that these benefits vary materially among named executive officers, we would discuss the fact that these benefits are provided under employment agreements that were negotiated at various times and under different circumstances for individual named executive officers. To the extent that these arrangements affect decisions about other compensation elements, we will discuss them. In addition, the rationale behind any material changes to the benefits provided under these agreements will be discussed.

Regarding the final sentence related to the 400,000 shares, we would look to include disclosure to the following effect: The Committee’s compensation philosophy does not have a bias either in favor of remaining independent or pursuing a strategic sale to a third party, but rather seeks to structure compensation in a manner most conducive to improving Company performance. The Committee believed that under Mr. Whittle’s prior employment contract (which was entered into when the Company was a much different, smaller entity), he was unduly motivated to pursue the sale of the Company as compared to being more singularly focused upon improving the Company’s operations. This was the case, because if he were terminated (which was likely) after a change in control, he would have received approximately ten times his annual compensation in cash over the five years subsequent to termination. The current Board, which differed in composition from the Board in office when the prior agreement was executed, believed that the removal of the cash payment provision and its replacement with the one time restricted stock award which vests over seven years, would encourage Mr. Whittle to focus the Company’s efforts on those initiatives that will most likely increase TSFG’s common stock price over the coming years. The 400,000 share unit award represented approximately 1/3 of the cost of potential benefits under the old employment agreement.

4.

Provide an explanation of the events which would give rise to payments under the change in control provisions of the agreements in the narrative discussion. Please refer to Item 402(j)(1) of Regulation S-K.

Christian N. Windsor

United States Securities and Exchange Commission

November 9, 2007

Response:

In response to the Commission’s comment, for each of the five NEO’s, we included a table (tailored for each person), which demonstrated precisely the events that would give rise to payments under the change in control provisions of the agreement (as well as payment in the absence of a change in control). We also included a footnote in each table which explained which component of compensation was payable immediately upon a change in control and which required a further termination of employment.

We have given a “plain English” definition of the defined terms, such as “good reason” in the text. We undertook this form of disclosure, in particular, in light of the general preference of the Commission to include information in tabular format when possible. We think the tabular information here is concise and understandable. Putting this level of information in a strict narrative discussion would make it almost impenetrable.

Set forth below is an example of a table from last year’s proxy statement. We would request that the Commission reconsider this comment in light of our explanation.

Excerpt from 2007 Proxy Statement

Benefit	Voluntary Termination (pre-CIC) (1)	Voluntary Termination (post-CIC) (1)	Good Reason; Involuntary – Not for Cause	For Cause Termination	Change in Control (2)	Death or Disability
Cash Compensation
Base Salary	-0-	$300,000	$972,000	-0-	$972,000	-0-
Cash Bonus (MPIP)	-0-	$126,666	$380,000	-0-	$380,000	-0-
Equity Compensation
LTIP Restricted Shares and Units	-0-	-0-	$420,439	-0-	$420,439	-0-
Stock Options	-0-	-0-	$254,501	-0-	$254,501	-0-
Benefits and Perquisites
SERP	-0-	-0-	-0-	-0-	$245,159	-0-
Life/Disability Insurance Payments	-0-	-0-	$11,019	-0-	$11,019	-0-
Aircraft	-0-	-0-	-0-	-0-	-0-	-0-
Disability	-0-	-0-	-0-	-0-	-0-	-0-
Accrued Vacation Pay	-0-	-0-	-0-	-0-	-0-	-0-
Financial Planning	-0-	-0-	$7,110	-0-	$7,110	-0-
Tax Gross Up on Perqs	-0-	-0-	$4,815	-0-	$4,815	-0-
280G Tax Gross Up	-0-	-0-	-0-	-0-	-0-	-0-
Deferred Compensation Contribution	-0-	-0-	-0-	-0-	-0-	-0-
Executive Physical	-0-	-0-	$5,000	-0-	$5,000	-0-
Charitable Match	-0-	-0-	-0-	-0-	-0-	-0-
Health Benefits	-0-	-0-	$16,234	-0-	$16,234	-0-
TOTAL	-0-	-0-	$2,071,118	-0-	$2,316,277	-0-
(1)	Given Mr. Schools’ age and tenure with the Company, he would not qualify for Early Retirement or Normal Retirement under any agreements or compensation plans.
(2)

Except for the restricted stock shares and units referenced under “Equity Compensation”, which would vest immediately upon a change in control, the change in control must be accompanied by a termination of employment in order to receive the benefits set forth in this column.

Compensation Discussion and Analysis, page 31

Elements of Compensation, page 35

5.	In your discussion of changes made to base salaries for 2007 you disclose that the Committee approved increases for both Mr. Whittle and Mr. Schools. Please explain the reasons for

Christian N. Windsor

United States Securities and Exchange Commission

November 9, 2007

these changes. For example, discuss whether the increases in the officers base salaries we increases in compensation consistent with increases in responsibilities, as in the case Mr. Schools increase in July 2006, or was this in response to changes in peer pay practices Please refer to Item 402(b)(1) of Regulation S-K.

Response:

In response to the Commission’s comment, as noted on page 32 of the Proxy Statement, the change in Mr. School’s base salary was related to increased responsibilities, which as we pointed out, was his appointment as CFO.

Mr. Whittle’s 5% increase in his base salary was contractual. His old employment contract (entered into in 2000) mandated an automatic 5% increase in base salary. His new contract (entered into in 2006) eliminated that provision, stating merely that his base salary could not be decreased. Going forward, the rationale for any changes in the CEO’s base salary will be explained.

6.

Provide a quantitative discussion of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation for 2006 or 2007, including the targets for the MPIP and the LTIP for both the 2004-2006 and 2006-2008 periods. Discloses the specific items of company performance, such as those relating to earnings per share, return on average shareholders’ equity, and other operational and strategic objectives and how your incentive awards are specifically structured around such performance goals. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(1)(v) and Item 402(b)(2)(v) of Regulation S-K. If you did not disclose the targets because you determined that the targets were confidential because their disclosure would lead to competitive harm to South Financial Group, supplementally provide the staff with your confidentiality analysis. To the extent that you determine that it is appropriate to omit specific targets, revise your disclosure to discuss the level of difficulty required to reach the performance targets. Please refer to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response:

In response to the Commission’s comment, we would submit the following:

2006 – 2008 LTIP (and the 2007 – 2009 LTIP which will be discussed in the 2008 Proxy Statement)

As noted in the Proxy Statement, with respect to the 2006 – 2008 LTIP program, one-third of the LTIP awards are service based (i.e. they simply vest over three years based on continued service to the Company. The remaining two-thirds is split evenly among growth in operating earnings vs. peers and achievement of absolute ROE targets. In accordance with Instruction 4 to Item 402(b) of Regulation S-K, and as discussed below, we did not disclose the specific targets in the latter two instances because disclosure of those targets would result in competitive harm to TSFG.

Christian N. Windsor

United States Securities and Exchange Commission

November 9, 2007

Given recent commentary on this issue, TSFG is prepared to disclose the payout metrics on growth in operating earnings versus peers. Specifically, TSFG will include disclosure to the effect that the LTIP pays out on the following basis with respect to operating earnings versus peers:

2006 – 2008 Plan	2007 – 2009 Plan
50% of target:	40th percentile of peers	50% of target:	35th percentile of peers
100% of target:	60th percentile of peers	100% of target:	50th percentile of peers
150% of target:	80th percentile of peers	200% of target:	75th percentile of peers

Given that we will disclose the actual percentiles, we believe that the regulations do not require a discussion of the difficulty of achieving these various levels. Put another way, the percentiles themselves are an indication of the difficulty.

As noted above, with respect to disclosure of specific ROE targets (as well as EPS targets discussed below), we believe that this information constitutes confidential commercial or financial information the disclosure of which would cause competitive harm to TSFG and, therefore, in accordance with Instruction 4 to Item 402(b) of Regulation S-K, the specific targets need not be disclosed under the standards that would apply under Rule 406 of the Securities Act of 1933, Rule 24b-2 of the Exchange Act, and the criteria for non-disclosure under Exemption 4 of the Freedom of Information Act (“FOIA”).

Exemption 4 of the FOIA is intended to protect both the interests of commercial entities that submit proprietary or other commercially valuable information to the government and the interests of the government in receiving continued access to such data.  The test set forth in Exemption 4 has two principal parts.  First, in order for the exemption to be available, information for which confidential treatment is sought must constitute “trade secrets” and/or “commercial or financial information,” with the terms “commercial” and “financial” being construed by courts to have their ordinary meanings.  See, e.g., Nat’l Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974). Second, the information must be “privileged” or “confidential,” with the term “confidential” being interpreted by courts in accordance with uniform criteria.  Under such criteria, commercial or financial information will be deemed “confidential” if disclosure thereof would be likely (1) to impair the Government’s ability to obtain necessary information in the future or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.

The non-disclosed targets are clearly commercial or financial information within the meaning of the FOIA and the related Commission rules. Moreover, disclosure of the non-disclosed targets will result in substantial harm to the competitive position of TSFG.

The Company’s competitive success relies to a significant degree on its ability to attract and retain highly qualified executives. The talent pools for the businesses in which the Company participates are also highly competitive. Our competitors actively recruit our executives and we are at risk of losing key executives to our competitor at all times; executives that are essential to our competitive success and could only be replaced at great expense to the Company and its shareholders. Disclosure of information regarding the Company’s talent and performance management strategies, such as the Company’s performance management goals, coaching targets and the like, would greatly facilitate our competitors’ attempts to hire our executives by enabling them to replicate the Company’s strategies as well as target critical leadership responsible for executing those strategies. Competitor banks would be able to attempt to use the ROE targets to solicit TSFG’s officers by offering marginally better terms. We note that the court in National Parks and Conservation Association v. Kleppe, 547 F. 2d 673 (D.C. Cir. 1991), which case the Staff cited in its guidance on Item 402, found persuasive the risk of “personnel raiding” as a factor in determining in that case that the disclosure of commercial information would cause competitive harm (Id. at 684).

Christian N. Windsor

United States Securities and Exchange Commission

November 9, 2007

Moreover, the actual ROE goals of the Company are in effect, no different than specific EPS or other key performance targets, the disclosure of which gives competitors insight into our operations. In addition to not wanting competitors to see what we think we’re capable of accomplishing, the targets may serve as a predictor to the market of what we may accomplish, and we do not want to risk misleading the market by publishing “stretch” goals.

Staff’s guidance on Item 402 dated January 24, 2007, emphasizes that, to the extent that a target level has been disclosed publicly, a registrant cannot withhold disclosing such information. The Company has taken adequate precautions to ensure that the specific targets for Company and individual performance has remained and will remain confidential. For example, the performance targets are only disclosed to top level executives of the Company (and the Board of Directors, obviously). The targets used for purposes of the plan are not disclosed to stock analysts. Each executive's individual performance metrics and targets are disclosed only to the executive's respective manager, and certain Company employees who are responsible for administering the plan. Steps are taken to maintain the confidentiality of this information, including labeling documents containing the information as "Confidential"; communicating, through the Company's Code of Conduct and other written materials, that it is each employee's obligation to keep this type of information confidential; and requiring all management employees to sign individual confidentiality agreements which prohibit them from disclosing confidential information.

To the best of the Company’s knowledge, (1) the confidential information is not available publicly, nor is it possible to determine the information from publicly available sources, (2) the Company has made every effort not to disclose the confidential information and (3) access to the confidential information has been restricted to employees of the Company who have been instructed to keep such information confidential and, in some cases, are under a duty to keep such information confidential.

As an aside, we note that the amounts of compensation being paid under these metrics is relatively minimal, with 90% of the potential compensation under the performance metrics for the 2004 – 2006 LTIP program forfeited, and no amounts accrued under the 2006 – 2008 LTIP program (disclosure which has been included in Forms 10-Q filed by TSFG and is indicative of the degree of difficulty in achieving the targets under those metrics). We will include specific disclosure regarding the difficulty of achievement of ROE target levels in future proxy filings. At this point, we would expect that our disclosure regarding the 2006 – 2008 program would say that we believe that it will be extremely difficult (very unlikely) to achieve target or stretch goals on the ROE metric and difficult (unlikely) to achieve threshold goal for REO (which is calculated based on ROE for 2008).

The ROE component of the 2007 – 2009 LTIP program is measured during the 2009 year, and accordingly, it is more difficult to predict performance in 2009. That being said, at this point, we believe that it will be difficult (unlikely) to achieve target or stretch goals on the ROE metric and reasonably likely that we will achieve the threshold goal for ROE.

2004 – 2006 LTIP Program

Although the point is somewhat moot, we believe that the 2004 – 2006 LTIP performance metrics (EPS, 4th Quarter ROE, and 4th Quarter ROA) are confidential and should not have been disclosed for the same reasons described above with respect to the ROE target in the 2006 - 2008 and 2007 – 2009 LTIP programs. We noted in the Proxy Statement that “[t]he performance goals for each period were established at levels that would have placed TSFG in the top quartile of the peer companies. The only performance period where threshold performance levels were met was in 2004, and accordingly, approximately 90% of the shares awarded under the 2004 – 2006 program have been forfeited.”

Christian N. Windsor

United States Securities and Exchange Commission

November 9, 2007

Therefore, we were very transparent in discussing where we targeted our performance (and where we fell) relative to peers for the 2004 -2006 program.

MPIP Program for 2006

The Company’s MPIP program is not based on a three year period, but rather is computed based on the performance in a single year. We use EPS as the primary measure for determining performance and payout levels under the MPIP. The Compensation Committee supplements the EPS performance data with review of additional operational performance data (which are listed on page 36 of the Proxy Statement) and other broader strategic activity (which is also referenced in the Proxy Statement). As mentioned above, we believe that disclosure of the MPIP EPS target gives competitors insight into our operations. The MPIP EPS objective in 2006 was at a level that we believe was attainable in an above-average performance year, and we did not meet that objective, resulting in MPIP payouts below target levels.

We did not disclose the actual EPS targets for the MPIP for the same reasons discussed above in the LTIP discussion.

7.

Your Compensation Discussion and Analysis devotes a significant amount of attention to South Financial’s compensation philosophy and the objectives of its compensation program. Disclose and analyze how the Committee determined specific levels of compensation for the named executive officers and how decisions regarding one component of compensation affected determinations regarding other elements. See Item 402(b)(1)(v) and Item 402(b)(2)(vi) of Regulation S-K. For example, discuss the specific factors considered by the committee in ultimately approving specific pieces of each named executive officers’ compensation package and analyze the reasons why the committee believed that the amounts paid are appropriate in light of the various items it considered in making specific compensation decisions.

Response:

In response to the Commission’s comment, in the future, we will discuss more clearly the specific factors considered by the Committee in approving specific pieces of each named executive officer’s compensation package, and provide sufficient information to describe material differences in compensation policies and decisions for individual named executive officers where appropriate. This disclosure may include the Committee’s use of tally sheets to review total compensation, and the use of specific components to address particular objectives. For example, we may explain how our SERP program addresses long-term retention, which is separate from our MPIP plan, which rewards for achievement of annual objectives, primarily EPS.

8.

It appears that Mr. Whittle’s compensation was significantly greater that the compensation paid to the other named executives. The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please refer to Section II(B)(1) of Commission Release 33-8732A. Please provide a more detailed discussion of how and why the Committee approved compensation awards which differ so dramatically. If policies or decisions relating to a named executive officer are materially different that the other officers, this should be discussed on an individualized basis. Please refer to Item 402(b)(1)(i and vi) and Item 402(b)(2)(vii) of Regulation S-K.

Christian N. Windsor

United States Securities and Exchange Commission

November 9, 2007

Response:

In response to the Commission’s comment, we would look to provide disclosure in future proxy statements in line with the paragraph below, which we believe is responsive to the issue identified by the Comment.

Mr. Whittle’s compensation is materially greater than other senior executives of the Company. This is not due to material differences in compensation policies with respect to Mr. Whittle as compared to the other named executive officers nor is it due to any qualitative difference in performance of Mr. Whittle as compared other senior executives. Rather it is reflective of the fact that the Company, as currently organized, does not have a chief operating officer, which would function as a “#2 person” and share ultimate operating responsibility with Mr. Whittle. The level of executives immediately below Mr. Whittle is generally viewed as more equal in responsibility and clearly subordinate to Mr. Whittle, and therefore, there is something of a gap in compensation levels between Mr. Whittle and his direct reports.

Summary Affirmations

As requested in your letter of September 26, 2007, TSFG acknowledges the following:

•	TSFG is responsible for the adequacy and accuracy of the disclosure in its 2007 Proxy Statement (and other documents filed with the Commission);

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the 2007 Proxy Statement; and

•	TSFG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this response letter, please contact me at 864-255-4777.

Sincerely,

The South Financial Group, Inc.

By:	/s/ William P. Crawford, Jr.
William P. Crawford, Jr.
Executive Vice President and General Counsel

Copy:	Mack I. Whittle, Jr., Chief Executive Officer
Samuel H. Vickers, Compensation Committee Chairman